UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under Rule 13d-1 of the Securities Exchange Act of 1934

MGM MIRAGE

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

552953101

(CUSIP Number)

Abdul Wahid A. Rahim Al Ulama

Dubai World

Emirates Towers, Level 47

Sheikh Zayed Road

Dubai, United Arab Emirates

Telephone: +971 4 3903800

Copy to:

Martin L. Edelman, Esq.

Paul, Hastings, Janofsky & Walker LLP

Park Avenue Tower

75 E. 55th Street

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 18, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 552953101

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Infinity World (Cayman) L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 19,548,838 shares
8 SHARED VOTING POWER -0- shares
9 SOLE DISPOSITIVE POWER 19,548,838 shares
10 SHARED DISPOSITIVE POWER -0- shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,548,838 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%[1]
14	TYPE OF REPORTING PERSON PN

[1]

This calculation is based upon the total number of 299,380,038 outstanding shares of common stock, par value $.01 per share, as reported in MGM MIRAGE’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.

CUSIP No. 552953101

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Infinity World (Cayman) Holding
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 19,548,838 shares
8 SHARED VOTING POWER -0- shares
9 SOLE DISPOSITIVE POWER 19,548,838 shares
10 SHARED DISPOSITIVE POWER -0- shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,548,838 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%[2]
14	TYPE OF REPORTING PERSON CO

[2]

This calculation is based upon the total number of 299,380,038 outstanding shares of common stock, par value $.01 per share, as reported in MGM MIRAGE’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.

CUSIP No. 552953101

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Infinity World Holding Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Arab Emirates

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 19,548,838 shares
8 SHARED VOTING POWER -0- shares
9 SOLE DISPOSITIVE POWER 19,548,838 shares
10 SHARED DISPOSITIVE POWER -0- shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,548,838 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%[3]
14	TYPE OF REPORTING PERSON CO

[3]

This calculation is based upon the total number of 299,380,038 outstanding shares of common stock, par value $.01 per share, as reported in MGM MIRAGE’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.

CUSIP No. 552953101

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Dubai World
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Dubai, United Arab Emirates

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 19,548,838 shares
8 SHARED VOTING POWER -0- shares
9 SOLE DISPOSITIVE POWER 19,548,838 shares
10 SHARED DISPOSITIVE POWER -0- shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,548,838 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%[4]
14	TYPE OF REPORTING PERSON OO

[4]

This calculation is based upon the total number of 299,380,038 outstanding shares of common stock, par value $.01 per share, as reported in MGM MIRAGE’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.

Item 1.	Security and Issuer

This statement relates to the common stock of MGM MIRAGE, a Delaware corporation (the “Issuer”), par value $.01 per share (the “Shares”). The Issuer’s principal executive offices are located at 3600 Las Vegas Boulevard South, Las Vegas, Nevada 89109.

Item 2.	Identity and Background

This Schedule 13D is being filed by:

(1) Infinity World (Cayman) L.P. (“Cayman LP”) is an exempted limited partnership organized under the laws of the Cayman Islands and is principally engaged in the holding of equity securities of the Issuer and in holding the equity securities of its two subsidiaries, Infinity World Investments LLC (“Infinity World”), a limited liability company organized under the laws of the State of Nevada, and Infinity World Cayman Investments Corporation (“Cayman Investments”), an exempted company organized under the laws of the Cayman Islands. Infinity World is principally engaged in the holding of equity securities of the Issuer. Cayman LP is an indirect wholly-owned subsidiary of Dubai World. The address for Cayman LP’s principal business and principal office is Emirates Towers, Level 47, Sheikh Zayed Road, Dubai, United Arab Emirates.

(2) Infinity World (Cayman) Holding (“Cayman Holding”) is an exempted company organized under the laws of the Cayman Islands and is principally engaged (through its subsidiaries) in the holding of equity securities of the Issuer. Cayman Holding is an indirect wholly-owned subsidiary of Dubai World and the general partner of Cayman LP. The address for Cayman Holding’s principal business and principal office is Emirates Towers, Level 47, Sheikh Zayed Road, Dubai, United Arab Emirates.

(3) Infinity World Holding Ltd. (“Infinity Holding”) is a Dubai, United Arab Emirates offshore corporation and is principally engaged (through its subsidiaries) in the holding of equity securities of the Issuer. Infinity Holding is a wholly-owned subsidiary of Dubai World. The address for Infinity Holding’s principal business and principal office is Emirates Towers, Level 47, Sheikh Zayed Road, Dubai, United Arab Emirates.

(4) Dubai World is a decree entity of Dubai, United Arab Emirates and is a holding company that manages and supervises the portfolio of businesses and projects for the Dubai Government. The address for Dubai World’s principal business and principal office is Emirates Towers, Level 47, Sheikh Zayed Road, Dubai, United Arab Emirates.

(5) The name and present principal occupation or employment of each of the directors and executive officers and control persons of Cayman LP, Cayman Holding, Infinity Holding and Dubai World (the “Control Individuals”) are set forth below. Except as otherwise indicated, the business address of the Control Individuals listed below is c/o Emirates Towers, Level 47, Sheikh Zayed Road, Dubai, United Arab Emirates.

Kar Tung Quek is Chief Financial Officer and Treasurer of Infinity World, Cayman Investments, Cayman Holding, and Infinity Holding. Mr. Quek is also a member of the Board of Managers for Infinity World and is a member of the Board of Directors of Cayman Investments, Cayman Holding and Infinity Holding. Mr. Quek is also currently the Chief Financial Officer of Nakheel PJSC, a subsidiary of Dubai World that specializes in the development of both commercial and residential real estate, and whose address is P.O. Box 17777, Dubai, United Arab Emirates (“Nakheel”). Mr. Quek is a resident of the United Arab Emirates and is a Singaporean citizen.

Chris O’Donnell is President and Chief Executive Officer of Infinity World, Cayman Investments, Cayman Holding and Infinity Holding. Mr. O’Donnell is also a member of the Board of Managers for Infinity World and is a member of the Board of Directors of Cayman Investments, Cayman Holding, and Infinity Holding. Mr. O’Donnell is also Chief Executive Officer for Nakheel, a subsidiary of Dubai World that specializes in the development of both commercial and residential real estate. Mr. O’Donnell is a resident of the United Arab Emirates and is an Australian citizen.

Abdul Wahid A. Rahim Al Ulama is Secretary for Infinity World, Cayman Investments, Cayman Holding and Infinity Holding. Mr. Ulama is also a member of the Board of Managers for Infinity World and is a member of the Board of Directors of Cayman Investments, Cayman Holding and Infinity Holding. Mr. Ulama is the Group Chief Legal Officer of Dubai World and also serves on the Board of Directors of Dubai World. Mr. Ulama is a resident of the United Arab Emirates and is a United Arab Emirates citizen.

Laiboon Yu is a member of the Board of Managers for Infinity World and is a member of the Board of Directors of Cayman Investments, Cayman Holding and Infinity Holding. Mr. Yu is the Group Chief Investment Officer of Dubai World. Mr. Yu is a resident of the United Arab Emirates and is a Singaporean citizen.

Sultan Ahmed Bin Sulayem is the Chairman of Dubai World. Mr. Sulayem is also a member of the Board of Directors of Dubai World. Mr. Sulayem is a resident of the United Arab Emirates and is a citizen of the United Arab Emirates.

Jamal Masjid Bin Thaniah is an Executive Director of the Board of Directors of Dubai World. Mr. Thaniah is also Group Chief Executive Officer of Ports & Free World Zone, whose address is P.O. Box 17000, Dubai, United Arab Emirates. Ports and Free World Zone is the holding company of DP World, Economic Zone World, P&O Ferries and P&O Maritime. He is a resident of the United Arab Emirates and a citizen of the United Arab Emirates.

Farid Mohammed Ahmed is the Secretary General to the Board of Directors of Dubai World. Mr. Ahmed is a resident of the United Arab Emirates and a citizen of the United Arab Emirates.

Ahmed Butti Ahmed is member of the Board of Directors of Dubai World. Mr. Ahmed is also Director General of Dubai Customs, the government body that facilitates free trade and helps secure the integrity of Dubai’s borders, whose address is Dubai Customs, P.O. Box 63, Dubai, United Arab Emirates, and CEO of the Ports, Maritime and Free Zone Authority, which oversees trade within the “free zone,” and whose address is P.O. Box 17000, Dubai, United Arab Emirates. Mr. Ahmed is a resident of the United Arab Emirates and citizen of the United Arab Emirates.

Saeed Ahmed Saeed is a member of the Board of Directors of Dubai World. Mr. Saeed is also Chief Executive Officer of Limitless LLC, an integrated real estate development company and a business unit of Dubai World, whose address is P.O. Box 261919, Dubai, United Arab Emirates. Mr. Saeed is a resident of the United Arab Emirates and citizen of the United Arab Emirates.

Khaled Al Kamda is a member of the Board of Directors of Dubai World. Mr. Kamda is also Vice Chairman of Istithmar World, an investment firm focused on the retail, healthcare and media and entertainment sectors, whose address is Emirates Towers, Level 4, Sheikh Zayed Road, P.O. Box 17000, Dubai, United Arab Emirates. Mr. Kamda is a resident of the United Arab Emirates and citizen of the United Arab Emirates.

Sulaiman H. Al Mazroui is a member of the Board of Directors of Dubai World. Mr. Al Mazroui is also Chief Manager-Group Affairs at the Emirates Bank Group, which is the umbrella company of various banking, insurance, and financial services institutions, and whose main address is Beniyas Road, P.O. Box 2923, Dubai, United Arab Emirates. Mr. Al Mazroui is a resident of the United Arab Emirates and citizen of the United Arab Emirates.

David Rutledge is a member of the Board of Directors of Dubai World. Mr. Rutledge is also Chief Executive Officer of Dubai Multi Commodities Centre, which was created to establish a commodity marketplace in Dubai, and provide industry-specific market infrastructure and a full range of facilities for the gold and precious metals, diamonds and colored stones, energy and other commodities industries, and whose address is Emirates Towers, Level 19, P.O. Box 17000, Dubai, United Arab Emirates. Mr. Rutledge is a resident of the United Arab Emirates and an Australian citizen.

Alan Rogers is a member of the Board of Directors of Dubai World. Mr. Rogers is also Chief Executive Officer of Istithmar Real Estate, a company that specializes in both industrial/commercial and residential real estate development, whose address is Emirates Towers, Level 4, Sheikh Zayed Road, P.O. Box 17000, Dubai, United Arab Emirates. Mr. Rogers is a resident of the United Arab Emirates and is a British citizen.

Geoff Taylor is a member of the Board of Directors of Dubai World. Mr. Taylor is also Chief Executive Officer of Dubai Drydocks, the United Arab Emirates’ premier ship conversion, repair and construction yard, whose address is P.O. Box 8988, Jumeirah Beach Road, Dubai, United Arab Emirates. Mr. Taylor is a resident of the United Arab Emirates and is a British citizen.

Saad Abdul Razak is a member of the Board of Directors of Dubai World. Mr. Razak is also Chief Executive Officer of Dubai Islamic Bank, which offers a range of Islamic commercial banking services, as well as investment banking services, including providing asset management consulting, and whose address is Dubai Islamic Bank Building, Port Saeed Road, P.O. Box 1080, Dubai, United Arab Emirates. Mr. Razak is a resident of the United Arab Emirates and citizen of the United Arab Emirates.

David Jackson is a member of the Board of Directors of Dubai World. Mr. Jackson is also Chief Executive Officer of Istithmar, an investment firm focused on the retail, healthcare and media and entertainment sectors, whose address is Emirates Towers, Level 4, Sheikh Zayed Road, P.O. Box 17000, Dubai, United Arab Emirates. Mr. Jackson is a resident of the United Arab Emirates and an American citizen.

Omar Hijazi is a member of the Board of Directors of Dubai World. Mr. Hijazi is also Chief Executive Officer of Tejari, a business-to-business marketplace that allows companies to buy and sell goods and services online, whose address is Reuters Building, Third Floor, Suite 303, Dubai Media City, Dubai, United Arab Emirates. Mr. Hijazi is a resident of the United Arab Emirates and an American citizen.

Maryam Sharaf is a member of the Board of Directors of Dubai World. Ms. Sharaf is also Group Chief Financial Officer of Dubai World. Ms. Sharaf is a resident of the United Arab Emirates and citizen of the United Arab Emirates.

Khulood Abdullah Al Rostamani is a member of the Board of Directors of Dubai World. Ms. Al Rostamani is also Co-founder and Chief Executive Officer of KM Holding, a multinational management consultancy providing expert services in the areas of management strategies, processes and business excellence models, located at P.O. Box 261, Dubai, United Arab Emirates. Ms. Al Rostamani is a resident of the United Arab Emirates and citizen of the United Arab Emirates.

Chin-Seng Teo is Dubai World’s Group Chief Information Officer. Mr. Teo is a resident of the United Arab Emirates and a Singaporean citizen.

During the past five years, none of Cayman LP, Cayman Holding, Infinity Holding or Dubai World or any of the Control Individuals have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Infinity World, Cayman Investments, Cayman LP, Cayman Holding, Infinity Holding and Dubai World (collectively, the “Infinity World Group”) collectively own 19,548,838 Shares, as further described in Item 4 below.

Infinity World paid for 348,838 Shares purchased pursuant to the Offer (as defined in Item 4 below) through funds contributed by Dubai World for Infinity World’s working capital and 14,200,000 Shares acquired under the Company Stock Purchase Agreement (as defined in Item 4 below) through funds contributed by Dubai World for Infinity World’s working capital.

Cayman LP paid for 5,000,000 Shares acquired pursuant to the Lincy Stock Purchase Agreement (as defined in Item 4 below) through funds provided by share forward transactions and share swap transactions, as set forth in confirmation agreements dated December 13, 2007 (the “Confirmations”), that Infinity World entered into with Credit Suisse International, Deutsche Bank AG, London Branch, and The Royal Bank of Scotland plc. The Confirmations provide Infinity World with committed financing for a one year term of up to $1.2 billion to finance the acquisition of Shares in open market or block purchases during the period described in this Schedule 13D. As of the date hereof, Infinity World has obtained financing under the Confirmations in the aggregate amount of $600 million (net of fees and expenses). The interest rate of the share forward and share swap transactions would be based on 3-month LIBOR plus 2.25%. This summary of the Confirmations is not intended to be complete and is qualified in its entirety by reference to the Confirmations incorporated herein by reference as Exhibit 1, Exhibit 2, and Exhibit 3.

The Offer expired on October 5, 2007 and Infinity World acquired 348,838 Shares pursuant to the Offer on October 8, 2007. The acquisition of the 14,200,000 Shares by Infinity World pursuant to the Company Stock Purchase Agreement was consummated on October 18, 2007. The acquisition of the 5,000,000 Shares by Cayman LP pursuant to the Lincy Stock Purchase Agreement was consummated on December 24, 2007.

Item 4.	Purpose of the Transaction

On August 21, 2007, Dubai World entered into a joint venture with Mirage Resorts, Incorporated, a wholly-owned subsidiary of the Issuer, to, among other things, develop, construct, operate and acquire a fifty percent (50%) ownership interest in the CityCenter project in Las Vegas (the “Joint Venture”). The agreement establishing the Joint Venture (the “Joint Venture Agreement”) is incorporated by reference here as Exhibit 4 hereto. Incorporated by reference here as Exhibit 5 hereto is the Amendment to the Joint Venture Agreement and incorporated by reference here as Exhibit 6 hereto is an assignment of the interests under the Joint Venture Agreement from Dubai World to its wholly-owned subsidiary, Infinity World Development Corp, a Nevada corporation.

On August 24, 2007, Infinity World commenced a third party tender offer pursuant to which it announced its intention to purchase up to 14,200,000 Shares at a price of $84.00 net per Share from the stockholders of the Issuer in accordance with the terms and conditions set forth in an Offer to Purchase and related documents (as amended and supplemented, the “Offer”). The Offer expired on October 5, 2007. On October 8, 2007, Infinity World purchased all 348,838 Shares tendered pursuant to the Offer.

Also in connection with the creation of the Joint Venture, on August 21, 2007, Infinity World entered into a Company Stock Purchase and Support Agreement (the “Company Stock Purchase Agreement”) pursuant to which the Issuer issued and sold and Infinity World purchased 14,200,000 Shares from the Issuer for the same price per Share offered by Infinity World pursuant to the Offer. Infinity World and the Issuer consummated the acquisition contemplated by the Company Stock Purchase Agreement on October 18, 2007. The Company Stock Purchase Agreement is incorporated by reference here as Exhibit 7 hereto.

In connection with the consummation of the acquisition contemplated by the Company Stock Purchase Agreement, on October 19, 2007, the Issuer filed a final prospectus supplement to its currently effective registration statement for an offering to be made on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933, as amended (the “Shelf Registration”), allowing Infinity World to sell any Shares it acquires pursuant to the Company Stock Purchase Agreement or the Offer pursuant to the Shelf Registration. None of the Infinity World Group currently has any current plans, proposals or agreements to dispose of any Shares that they own.

Pursuant to the terms of the Company Stock Purchase Agreement, once the Infinity World Group has acquired ownership of five percent (5%) of the total outstanding Shares and certain requisite authorizations from gaming authorities with regulatory authority over the Shares, Infinity World will have the right to designate one nominee for election to serve on the Issuer’s Board of Directors. In the event that the Infinity World Group acquires at least twelve percent (12%) of the total outstanding Shares, Infinity World will have the right to designate a number of nominees for election to serve on the Issuer’s board of directors equal to the product (rounded down to the nearest whole number) of (i) the percentage of the total outstanding Shares beneficially owned by the Infinity World Group multiplied by (ii) the total number of directors authorized to serve on the Issuer’s board of directors.

On December 18, 2007, Cayman LP entered into a Stock Purchase Agreement with The Lincy Foundation (the “Lincy Stock Purchase Agreement”) pursuant to which Cayman LP obtained the right to acquire beneficial ownership of 5,000,000 Shares from The Lincy Foundation for a total purchase price of $424,000,000, or $84.80 per Share. Cayman LP and the Lincy Foundation consummated the acquisition contemplated by the Lincy Stock Purchase Agreement on December 24, 2007. The Lincy Stock Purchase Agreement is incorporated by reference here as Exhibit 8 hereto.

Infinity World and Cayman LP currently own an aggregate of 19,548,838 Shares, which represent approximately 6.5% of the currently issued and outstanding Shares. This calculation is based upon the total number of 299,380,038 outstanding Shares reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.

Upon obtaining certain requisite authorizations from gaming authorities with regulatory authority over the Shares and Infinity World’s ability to nominate directors of the Issuer, Infinity World intends to exercise its right pursuant to the Company Stock Purchase Agreement to designate a nominee for election to serve on the Issuer’s board of directors.

While none of the Infinity World Group has any current plans, proposals or agreements to acquire additional Shares from significant stockholders, except as disclosed in this Schedule 13D, the Infinity World Group may purchase additional Shares, at any time and from time to time in open market purchases, privately negotiated purchases or otherwise. In the event that the Infinity World Group acquires any additional Shares, any such increase in ownership may be subject to gaming authority approval in each jurisdiction where the Issuer does business. In addition, pursuant to the Company Stock Purchase Agreement, the Infinity World Group has covenanted to refrain from acquiring beneficial ownership of Shares in excess of twenty percent of the total outstanding Shares, subject to certain limited exceptions.

While none of the Infinity World Group has any current plans, proposals or agreements to dispose of any Shares, the Infinity World Group’s continued ownership of the Shares is contingent upon receiving certain requisite authorizations from gaming authorities with regulatory authority over the Shares. If any gaming authority with regulatory authority over the Shares were to disqualify the Infinity World Group from ownership of any of the Shares, the Infinity World Group may be required to dispose of such Shares.

In addition, Cayman LP may transfer all or a portion of the 5,000,000 Shares acquired pursuant to the Lincy Stock Purchase Agreement to one or more of the Infinity World Group. Each member of the Infinity World Group reserves the right to change its plans or intentions and to take any and all actions that it may deem to be in its best interest.

The Shares were purchased for investment purposes. Other than as described in this Item 4, none of the Infinity World Group has any plans or proposals that relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) and (b) As of December 28, 2007, Infinity World and Cayman Investments owned beneficially 14,548,838 Shares, representing approximately 4.9% of the currently issued and outstanding Shares.

As of December 28, 2007, Cayman LP, Cayman Holding, Infinity Holding and Dubai World had sole power to vote (or direct the voting of) and sole power to dispose (or to direct the disposition) of 19,548,838 Shares. Such 19,548,838 Shares comprise approximately 6.5% of the currently issued and outstanding Shares.

(c) Except for the agreements described in Items 3 and 4, to the knowledge of the Infinity World Group, no transactions in the class of securities reported in Item 1 above have been effected during the past 60 days by any person named in Items 5(a) and (b).

(d) Except for the agreements described above and the Pledge Agreement describe below, to the knowledge of the Infinity World Group, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Stock of the Issuer, held or to be held by the Infinity World Group.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On August 21, 2007, Dubai World entered into a joint venture with Mirage Resorts, Incorporated, a wholly-owned subsidiary of the Issuer, to, among other things, develop, construct, operate and acquire a fifty percent (50%) ownership interest in the CityCenter project in Las Vegas. The agreement establishing the Joint Venture is incorporated by reference here as Exhibit 4 hereto. Incorporated by reference here as Exhibit 5 hereto is the Amendment to the Joint Venture Agreement and incorporated by reference here as Exhibit 6 hereto is an assignment of the interests under the Joint Venture Agreement from Dubai World to its wholly-owned subsidiary, Infinity World Development Corp, a Nevada corporation.

Also in connection with the creation of the Joint Venture, on August 21, 2007, Infinity World entered into a Company Stock Purchase and Support Agreement pursuant to which the Issuer issued and sold and Infinity World purchased 14,200,000 Shares from the Issuer for the same price per Share offered by Infinity World pursuant to the Offer. Infinity World and the Issuer consummated the acquisition contemplated by the Company Stock Purchase Agreement on October 18, 2007. The Company Stock Purchase Agreement is incorporated by reference here as Exhibit 7 hereto.

On August 21, 2007, Infinity World and Tracinda Corporation, a Nevada corporation and majority stockholder of the Issuer (“Tracinda”), entered into a Stockholder Support Agreement (“Stockholder Support Agreement”), whereby, among other things, Tracinda has agreed to vote all of its Shares in favor of any individuals nominated by Infinity World to serve on the Issuer’s Board of Directors pursuant to the director designation procedures set forth in the Company Stock Purchase Agreement. A copy of the Stockholder Support Agreement is incorporated by reference here as Exhibit 9 hereto.

On December 13, 2007, in connection with entering into the Confirmations, Infinity World entered into a Pledge Agreement (“Pledge Agreement”) with Credit Suisse International, Deutsche Bank AG, London Branch and The Royal Bank of Scotland plc, as Initial Banks, and Deutsche Bank Trust Company Americas, as Collateral Agent, whereby, among other things, Infinity World has agreed to grant a security interest to the Collateral Agent, for the benefit of the Secured Parties referenced therein, in the Shares acquired or otherwise held by Infinity World to secure the obligations of Infinity World under the Confirmations. As of the dated hereof, Infinity World has pledged 13,941,000 shares under the Pledge Agreement. A copy of the Pledge Agreement is incorporated by reference here as Exhibit 10 hereto.

Also on December 13, 2007, Dubai World entered into a Liquidity Agreement (“Liquidity Agreement”) with Infinity World, Credit Suisse International, Deutsche Bank AG, London Branch and The Royal Bank of Scotland plc, as Initial Banks, and Deutsche Bank Trust Company Americas, as Collateral Agent, whereby, among other things, Dubai World agreed to act as Liquidity Provider and to purchase pledged Shares in the event Infinity World defaults on the Confirmations or Pledge Agreement. A copy of the Liquidity Agreement is incorporated by reference here as Exhibit 11 hereto.

In addition, on December 13, 2007, in connection with entering into the Liquidity Agreement, Dubai World entered into a Letter Agreement regarding the upfront structuring fee for the Confirmations (the “Fee Letter”) with Credit Suisse International, Deutsche Bank AG, London Branch, Deutsche Bank Securities Inc., as agent, and The Royal Bank of Scotland plc, whereby, among other things, Dubai World agreed to pay an upfront structuring fee in accordance with the terms of the Fee Letter. A copy of the Fee Letter is incorporated by reference here as Exhibit 12 hereto.

On December 18, 2007, Cayman LP entered into a Stock Purchase Agreement with The Lincy Foundation pursuant to which Cayman LP obtained the right to acquire beneficial ownership of 5,000,000 Shares from The Lincy Foundation for a total purchase price of $424,000,000 or $84.80 per Share. Cayman LP and the Lincy Foundation consummated the acquisition contemplated by the Lincy Stock Purchase Agreement on December 24, 2007. The Lincy Stock Purchase Agreement is incorporated by reference here as Exhibit 8 hereto.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description of Exhibits

1	Confirmation dated as of December 13, 2007 by and between Credit Suisse International and Infinity World Investments LLC **

2	Confirmation dated as of December 13, 2007 by and between Deutsche Bank AG, London Branch and Infinity World Investments LLC **

3	Confirmation dated as of December 13, 2007 by and between The Royal Bank of Scotland plc and Infinity World Investments LLC **

4	Limited Liability Company Agreement dated as of August 21, 2007 by and between Mirage Resorts, Incorporated and Dubai World.*

5	Amendment No. 1 to Limited Liability Company Agreement dated as of November 15, 2007 by and between Project CC, LLC and Infinity World Development Corp.***

6	Assignment and Assumption Agreement dated as of November 15, 2007, by and between Dubai World, as assignor, and Infinity World Development Corp, as assignee.

7	Company Stock Purchase and Support Agreement dated as of August, 21, 2007 by and between MGM MIRAGE and Infinity World Investments LLC.*

8	Stock Purchase Agreement dated as of December 18, 2007, by and between The Lincy Foundation and Infinity World (Cayman) L.P.

9	Stockholder Support Agreement dated as of August 21, 2007, by and between Tracinda Corporation and Infinity World Investments LLC.*

10	Pledge Agreement dated as of December 13, 2007 by and among Infinity World Investments LLC, Credit Suisse International, Deutsche Bank AG, London Branch and The Royal Bank of Scotland plc, as Initial Banks, and Deutsche Bank Trust Company Americas, as Collateral Agent.**

11	Liquidity Agreement dated as of December 13, 2007 by and among Dubai World, Infinity World Investments LLC, Credit Suisse International, Deutsche Bank AG, London Branch and The Royal Bank of Scotland plc, as Initial Banks, and Deutsche Bank Trust Company Americas, as Collateral Agent.**

12	Letter Agreement dated as of December 13, 2007 by and among Dubai World, Credit Suisse International, Deutsche Bank AG, London Branch, Deutsche Bank Securities Inc., as agent, and The Royal Bank of Scotland plc.**

13	Joint Filing Agreement dated as of December 28, 2007 by and among Dubai World, Infinity World (Cayman) L.P., Infinity World (Cayman) Holding and Infinity World Holding Ltd.

*	Incorporated by reference from Dubai World’s Schedule TO-T filed with the Securities and Exchange Commission on August 24, 2007.

**	Portions have been omitted pursuant to a request for confidential treatment.

***	Incorporated by reference from MGM MIRAGE’s Form 8-K filed with the Securities and Exchange Commission on November 21, 2007.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 28, 2007

DUBAI WORLD, a Dubai, United Arab Emirates government decree entity	INFINITY WORLD (CAYMAN) L.P., a Cayman Islands exempted limited partnership By: Infinity World (Cayman) Holding Its: General Partner

/s/ Abdul Wahid A. Rahim Al Ulama	/s/ Abdul Wahid A. Rahim Al Ulama
Name: Abdul Wahid A. Rahim Al Ulama	Name: Abdul Wahid A. Rahim Al Ulama
Title: Group Chief Legal Officer	Title: Secretary

INFINITY WORLD HOLDING LTD., a Dubai, United Arab Emirates offshore corporation	INFINITY WORLD (CAYMAN) HOLDING, a Cayman Islands exempted company

/s/ Abdul Wahid A. Rahim Al Ulama	/s/ Abdul Wahid A. Rahim Al Ulama
Name: Abdul Wahid A. Rahim Al Ulama	Name: Abdul Wahid A. Rahim Al Ulama
Title: Secretary	Title: Secretary